SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

26 April 2005

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333 - 113524) of Australia and New Zealand Banking Group Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Media Release

Corporate Affairs
100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 26 April 2005

Dr Brian Scott retires from the ANZ Board after 20 years

ANZ today announced Dr Brian Scott’s retirement from the ANZ Board after having served as a Director for 20 years.

Dr Scott has served on the ANZ Board since August 1985 and having reached the age of 70, is required to retire in accordance with ANZ’s Constitution. Most recently Dr Scott has served as Chairman of the Board’s Nominations and Corporate Governance Committee and a Member of the Compensation and Human Resources Committee.

ANZ Chairman Mr Charles Goode said: “Brian Scott has made an enormous contribution to ANZ over the past 20 years. His keen intellect, command of the English language, quiet wisdom and the ability to foster a collaborative environment at all levels has underpinned a very high quality and unique contribution to ANZ.

“Brian has been a leader in Board deliberations on human resource issues and governance. This includes his contribution in more recent times where ANZ has had a major focus on cultural change and there has been increased regulatory and shareholder interest in corporate governance. We have also benefited from his keen interest and knowledge of East Asian countries.

“As with John Dahlsen who also retired earlier this year, Brian Scott’s contribution to Board deliberations has shown the benefit of having Directors with long-standing institutional knowledge of the company and who have experienced all phases of the economic cycle,” Mr Goode said.

During 2004 three Directors were added to the ANZ Board to provide for the transitioning associated with the planned retirement of Mr John Dahlsen and Dr Brian Scott during 2005.

For media enquiries contact:

Paul Edwards

Head of Group Media Relations

Tel: 03-9273 6955 or 0409-655 550

email: pau1.edwards@anz.com

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited

(Registrant)

	By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 26 April 2005
* Print the name and title of the signing officer under his signature.